UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

The Enviromart Companies, Inc.

(f/k/a Environmental Science and Technologies, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29408J 105

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________________________________________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Pending
1.	Names of Reporting Persons Michael R. Rosa
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 13,657,500
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 13,657,500
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,657,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 33.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1.

Security and Issuer

Common Stock, $.0001 par value

The Enviromart Companies, Inc.

(f/k/a Environmental Science and Technologies, Inc.)

4 Wilder Dr., #7

Plaistow, New Hampshire 03865

Item 2.

Identity and Background

(a)

 Michael R. Rosa is an individual whose business address is:

(b)

c/o ENCO Industries, Inc.
4 Wilder Drive, #7
Plaistow, NH 03865

(c)

Michael R. Rosa is the Chief Executive Officer of ENCO Industries, Inc., a corporation engaged in the environmental containment business and whose business address is:

4 Wilder Drive, #7

Plaistow, NH 03865

Michael R. Rosa is also the Chief Executive Officer of the Issuer, a corporation that is engaged in the sale of environmental and safety and security products and whose business address is:

4 Wilder Drive, #7

Plaistow, NH 03865

(d)

Michael R. Rosa has not during the past 5 years been convicted in any criminal proceeding.

(e)

Michael R. Rosa has not during the past 5 years been subject to a civil or judicial proceeding as a result of which he was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.

Source and Amount of Funds or Other Consideration

The reporting person used $100,000 of his personal funds to pay expenses of the Issuer. In consideration of the reporting extending the maturity date for payment of this obligation, the Issuer issued the reporting person a convertible note convertible into shares of common stock at the rate of $.025 per share (or convertible into 4,000,000 shares).

Item 4.

(a)-(j)

Purpose of Transaction

The reporting person had surrendered 6,692,500 shares of common stock to the Issuer for no consideration from the Issuer.  The purpose of the transaction was to facilitate the acquisition by Mark and Wanda Shefts of a substantial equity investment in the Issuer’s common stock. In connection with the Shefts’ investment transaction, in which $125,000 was invested, Mr. Rosa surrendered to the Issuer for cancellation approximately 6,692,500 shares of the Issuer’s common stock. As a result of these transactions, Mr. Rosa and Mr./Mrs. Shefts were to  have an equal equity position in the Issuer. The Issuer, Mr. Rosa (the reporting person) and Mr. Shefts have agreed that Mr. Shefts has the option of becoming CEO and a director of the Issuer.  In addition, in the event Mr. Rosa, a director and CEO of the Issuer, are unable to agree on a third member of the board of directors, Mr. Shefts has the right to appoint the third director.

The reporting person used $100,000 of his personal funds to pay expenses of the Issuer. In consideration of the reporting extending the maturity date for payment of this obligation, the Issuer on January 21, 2015 issued the reporting person a convertible note convertible into shares of common stock at the rate of $.025 per share (or convertible into 4,000,000 shares).

In addition, on the same date, the Issuer, in consideration of Mr. Shefts extending the maturity date by one year on a $100,000 convertible note, changed the conversion rate of such note to $.025 per share (so that such convertible note is convertible into 4,000,000 shares).

On or about February 10, 2015, the reporting person gifted an aggregate of 900,000 shares of Issuer common stock.

Item 5.

Interest in Securities of the Issuer

Michael R. Rosa

Amount:   13,657,500

Percentage: 33.2%

Sole Voting Power: 13,657,500

Shared Voting Power:  0

Sole Dispositive Power:  13,657,500

Shared Dispositive Power:  0

On January 21, 2015, The issuer issued to the reporting person a convertible promissory note in satisfaction of an obligation in the principal amount of $100,000.  In this connection, the payment date was extended by one year.  In consideration of this extension, Issuer granted the reporting person the right to convert the principal into shares of common stock at the rate of $.025 per share, thus giving the reporting person the right to acquire an aggregate of 4,000,000 shares of common stock upon conversion of the note.

On or about February 10, 2015, the reporting person gifted an aggregate of 900,000 shares of Issuer common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, Mr. Rosa (the reporting person) and Mr. Shefts have agreed that Mr. Shefts has the option of becoming CEO and a director of the Issuer.  In addition, in the event Mr. Rosa, a director and CEO of the Issuer, are unable to agree on a third member of the board of directors, Mr. Shefts has the right to appoint the third director. If the Board of Directors should determine to discontinue the operations of the Issuer as a result of determining the business is no longer viable, then, subject to compliance with applicable laws, the Issuer will sell its operating businesses to Michael R. Rosa, the current CEO, in exchange for his my surrendering to the Issuer all shares of Issuer Common Stock owned/controlled by him.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1.01 - Investment Agreement dated 07/14/2014 (incorporated by reference to the same exhibit filed with the Schedule 13D filed July 24, 2014).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2015
Date
/S/Michael R. Rosa
Michael R. Rosa